U.S. Securities and Exchange Commission
                  Washington, D.C. 20549
<P>
                        FORM 10-SB
<P>
    General form for registration of securities of small business issuers Under Section 12(b) or (g) of the
     Securities Exchange Act of 1934
<P>
                     HIPSTYLE.COM, INC.
       (Name of Small Business Issuer in its charter)
<P>
                         Florida
     (State or other jurisdiction of incorporation or
                      organization)
<P>
                        65-0928369
           (I.R.S. Employer Identification No.)
<P>
            701 Brickell Avenue, Suite 3120
                 Miami, Florida 33131
    (Address of principal executive offices) (Zip Code)
<P>
                       (305) 539-0900
                (Issuer's telephone number)
<P>
Securities to be registered under Section 12(b) of the Act:
<P>
Securities to be registered under Section 12(g) of the Act:
                              X
<P>
Title of each class to be so registered:
             Common Stock, Par Value $.0001
<P>
Stock Name of each exchange on which each class is to be
registered:
              OTC Electronic Bulletin Board
<P>
To simplify the language in this Registration Statement, Hipstyle.com, Inc. is referred to herein as "the Company" or "We."
<P>
Item 1.  Business.
------------------
<P>
Business Development. We were incorporated under the name Hipstyle.com, Inc. in the State of Florida on June 22, 1999
as a wholly owned subsidiary of Quentin Road Productions,
Inc. Effective March 1, 2000, all of the shares of Hipstyle owned by Quentin Road Productions, Inc. were distributed to the Quentin Road Productions, Inc. shareholders in a spin
off at a rate of 1.31 Hipstyle shares for each share of
Quentin Road Productions, Inc. owned.
<P>
We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger, consolidation, or
purchase or sale of a significant amount of assets not in
the ordinary course of business.
<P>
Business of Issuer. We are a development stage company which has designed a website dedicated to bringing together
designers to high fashion and beauty products with a
targeted client base.  The Company's goal is to provide
links to established e-commerce and catalog retail sites featuring designer apparel and accessories, as well as fashion related services and content to its viewers. The website provides bulletin boards for a wide variety of topics like fashion, sex, and entertainment. There's sure to be a heated discussion going on somewhere at HipStyle Communities about virtually any topic you could think of.
<P>
The Company's corporate offices are located at 701 Brickell Avenue, Suite 3120, Miami, Florida 33131. The Company's corporate staff consists of two persons, both experienced in all aspects of fashion design. The Company's telephone
number is (305) 539-0900.
<P>
The Company's goal is to provide links to established e-commerce and catalog retail sites featuring designer apparel and accessories, as well as fashion related services and
content to its viewers.  Some of these include: a search
engine, fashion news, chat and e-mail response, research
tools, video runways and interviews, sale and special event postings, major fashion magazine archives, and vintage resources. Revenue will be generated primarily through charging a click through rate for each link, revenue sharing on purchases made at partner e-commerce sites, advertising
sales and auction commissions.
<P>
To accomplish its goal as a fashion infomediary over time, viewers will be offered an exclusive membership in the
Company that will give them special access and privileges.
In return viewers will be asked to fill out some personal information, that will be aggregated into a database and used to attract future partners and advertisers.
<P>
Acquiring Viewer Base
----------------------
<P>
The first element of this business model is to generate an audience/membership as quickly as possible. The higher the number of viewers on our web site, the greater our value becomes to potential clients and strategic partners. This initiative will hinge on a successful advertising campaign and public relations strategy. The effort must be as
targeted and cost effective as possible, since this
represents HipStyle's largest cost allocation. Preliminary advertising channels have been identified, and we are confident that a large international membership can be
attained.  HipStyle.com will try to attract individuals who
are interested in this industry by providing unique content
and services, while promoting a sense of community.
<P>
Content
--------
<P>
In order to attract this viewership to HipStyle.com, we will try to provide services to our members in addition to
shopping links that will be useful and fun to those
individuals who are interested in fashion. We will provide a search engine for our entire site to create an easy way to quickly find specific items or functions. Members will also have the opportunity to chat with each other and exchange
ideas, creating a sense of community within our viewership.
They can also e-mail us directly with questions, comments
and suggestions. We will also provide up to date news and articles, as well as research tools, which will include biographies of important figures in fashion like designers and models.
<P>
Partnerships with major fashion magazines could also give us the option to provide archives of selected features of their current issues. Seasonal runway shows and various interviews will be available to download on RealPlayer video to be viewed by our members. A separate link can also be
established for event postings such as sample sales, new openings, and even job and internship listings. Finally, we will also provide resources to aid in the search for
designer vintage pieces, possibly in the form of an on-line
auction.
<P>
In order for us to move into the infomediary position, Chat, e-mail and videos will only be offered in exchange for filling out a simple questionnaire. The questions that they
will be asked to answer will include their name, the city in which they live, career choice, age range, hobbies and lifestyle, shopping habits, and dress and shoe size. The more information that we can gather about our members, the
more valuable each individual becomes to our clients and strategic partners, and consequently to us. Upon completing this questionnaire, they will be assigned a membership
number and choose a password that they will use to access exclusive HipStyle.com offerings.
<P>
Revenue
-------
<P>
The partnerships that we anticipate forming with on-line retailers will include a link directly from its web-site to the designer's home page. The intended increase in traffic
to each site provided by HipStyle.com will enable us to
charge each retailer a click-through rate, or a fee for each click called a CPC. This rate will be determined on an individualized basis with each partner. In addition, for e-commerce sites, we will ask for a percentage of revenues obtained through purchases made by customers that are HipStyle.com members. The growing membership will provide opportunities for these businesses to increase their on-line revenue percentages. The traffic on the Hipstyle.com web site will also allow for us to receive ad sales revenues
from potential advertisers, and the aggregated information
from the questionnaires will create a highly targeted advertising profile. Finally, the proposed Hipstyle Auction will bring buyers and sellers together, and will allow us to take a commission on each individual transaction.
<P>
Revenue Sources
---------------
<P>
Sources of revenue, as mentioned before, could be generated
from CPC rates, revenue sharing and advertising sales or CPM rates. Future possibilities for generating income include strategic partnerships and/or acquisitions of other shopping sites, developing and selling our own products and licensing agreements of various types.
<P>
The CPC rate is a fee that is charged every time a
HipStyle.com member clicks on any link to a company site.
This method of generating revenue is directly contingent
upon how many members we have, as the probability rate of an actual click occurring is relatively higher. The number of clicks that occur on a link is figured by multiplying the click-through rate, or average percentage of viewers who click, by the number of viewers that are actually on the
site at a given time.
<P>
The CPC rate must be specific for each client or strategic partner, based on their traffic needs. The more existing traffic there is on a site, the less valuable each click is for them.  However, for a brand new site, like Hipstyle.com, the need to generate traffic is more immediate.
Consequently, the more established sites will be charged a
lower CPC rate.
<P>
Revenue sharing for purchases made to on-line retailers by HipStyle.com members is an excellent way to generate profit long-term. This option is only available to us, however, through sites that are established as e-commerce sites.
Only a select few of the designers who are on-line are
actually selling their products via the internet.  Most of
the sites that are currently and actively retailing are e-commerce boutiques that are designed specifically for this, some of which we have targeted as clients of HipStyle.com
and will generate revenue share in the immediate future.  Of the other sites that we have targeted, like major designer
web sites, the majority are catalog sites that are designed
for viewing the current collections and are then ordered by contacting a customer service center through an 800 number or e-mail.  Most of these sites, however, already have
designed pages that will eventually be used for e-commerce.
It is our belief that these companies are still in an experimental phase with the technology needed to conduct business in this way, but are estimated to be fully operational in a matter of months. We also believe that all
of these companies plan to eventually sell products directly form their web site. Strategic partnerships would be formed with these companies, with the value proposition that HipStyle.com will generate traffic to their sites and increase the demand for their products on-line.
<P>
Advertising sales on HipStyle.com is a way that we can
possibly generate revenue from a diverse selection of marketplaces. We intend to create a variety of different options and packages from companies that would purchase advertising space on our site. These companies are not limited to the fashion industry, but can come from a variety of related industries including: major banks and credit
cards, beauty products and cosmetics, fragrances, fitness products and gyms, hotels, restaurants and nightclubs. These advertisements will be in the format of click-on banners and buttons of varying sizes that will link the viewer directly to the advertisers' home page. The pricing for these ads
will be based on a CPM rate, or cost per thousand
impressions which the number of times the ad appears on this site. The CPM rate is derived from the number of exclusive viewers on a site at a given time, or how many viewers will actually see the ad. Therefore, the higher Hipstyle's membership number, the more its advertising space is in demand. This further outlines our initial priority to draft
a large viewer base in order to generate maximum profit from sale of our advertising space. The CPMs Hipstyle will charge are also dependent on our members click through rates, and
on the individual advertiser. Newer advertisers are willing
to pay more for each new customer and would pay a higher
rate per click. CPMs can be derived from CPCs, and vice
versa.
<P>
Competition
-----------
<P>
There are several direct competitors in this industry, but
we believe that there is enough current demand to support another entrant. In the future, the Company may encounter competition from other fashion designers and retailers who are still in the process of constructing their web-sites,
but are showing a future commitment to e-commerce for their business. Many of the Company's competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than
the Company. There can be no assurance that the Company's competitors will not develop Internet products and services that are superior to those of the Company or that achieve greater market acceptance than the Company's offerings.
<P>
The Company may also compete with online services and other
Web site operators as well as traditional off-line media
such as print and television for a share of advertisers'
total advertising budgets. There can be no assurance that
the Company will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on the Company's business, results of operations and financial condition. However, retailing over the internet breaks down any previously existing boundaries, creating an international marketplace
for products that have already achieved world-wide status through magazine editorial and advertising campaigns. These facts create the ideal opportunity to introduce a web site like HipStyle.com that combines all aspects of the fashion industry, combining shopping with an on-line community of individuals who share the same interests.
<P>
EMPLOYEES
<P>
At September 30, 2000, the Company employed a total of two persons. In addition, depending on client demand, the
Company will utilize manpower agencies to contract between additional persons on a temporary, part-time basis. None of the Company's employees are represented by a labor union.
The Company believes that its relations with its employees
are good.
<P>
Item 2. Financial Information
-----------------------------
<P>
Item 2. Management Discussion and Analysis
-------------------------------------------

                                   For the Year Ended            From (inception)
                                   September 30, 2000            to September 30, 2000
                                   -----------------------------------------------------
Development Stage Revenues                   $0                               $0
<P>
Development Stage Expenses              (37,246)                         (37,246)
<P>
Deficit Accumulated During
Development Stage                       (37,246)                         (37,246)
<P>

<P>
Development Stage Revenues
--------------------------
<P>
The Company's operations have been devoted primarily to developing a business plan, strategic acquisitions, creating an Internet identity and raising capital for future operations and administrative functions. The Company intends to grow through internal development, strategic alliances and acquisitions of existing businesses. The ability of the Company to achieve its business objectives is contingent upon its success in raising additional capital until adequate revenues are realized from operations.
<P>
Development Stage Expenses
--------------------------
<P>
The Company's development stage expenses were $
for the year end of September 30, 2000. The Company was inactive for the short year ended June 30, 1998 and accordingly did not incur any development stage expenses. The expenses incurred were primarily due to various consulting, managerial and professional services in pursuit of the Company's objectives.
<P>
Item 3. Properties.
-------------------
<P>
We currently sublease office space in a building located at 701 Brickell Avenue, Suite 3120, Miami, Florida. The facility is leased pursuant to a month to month lease. The primary tenant is The Farkas Group, Inc. The Farkas Group, Inc. subleases the facility to Atlas Equity Group, Inc., an affiliated entity. Atlas Equity Group, Inc. subleases the facility to us. The landlord is not affiliated with us. We do not pay rent for the use of the premises but as of July 31, 2000 we have been paying an office expense reimbursement of $2,000 per month. We believe that this space is sufficient for us at this time.
<P>
Item 4. Security Ownership of Certain Beneficial Owners and
        Management.
-----------------------------------------------------------
<P>
As of September 30, 2000, there were 4,600,000 shares of our common stock, $0.0001 par value issued and outstanding. The following tabulates holdings of our shares of common stock by each person who, as of September 30, 2000, holds of record or is known by management to own beneficially more than 5% of our common shares and, in addition, by all of our directors and officers individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite their name.
<P>
Security Ownership of Beneficial Owners (1)(2):
<P>

Title of Class         Name & Address                  Amount             Percent
-------------------------------------------------------------------------------------
Common Stock           Atlas Equity Group, Inc.        2,620,000          56.96%
                       701 Brickell Avenue
                       Suite 3120
                       Miami, FL 33131
<P>
Common Stock           Rebecca J. Brock                  655,000          14.24%
                       294 South Coconut Lane
                       Miami Beach, FL 33139
<P>
Security Ownership of Management (2):
<P>
Title of Class         Name & Address                  Amount              Percent
--------------------------------------------------------------------------------------
Common Stock           Rebecca J. Brock                  655,000          14.24%
                       294 South Coconut Lane
                       Miami Beach, FL 33139
<P>
Common Stock           Michelle Brock                     50,000           1.09%
                       105 Lexington Avenue, #6D
                       New York, NY 10016
<P>
All directors and executive                              705,000          15.32%
officers as a group (2 persons)
<P>

<P>
(1) Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable community property laws.
<P>
(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above table and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.
<P>
Item 5. Directors and Executive Officers
----------------------------------------
<P>
Rebecca J. Brock has been President, Secretary, Treasurer and Director of the Company since inception. She has also been a fashion model with Fords Models Inc. in Miami, Florida and Spirit Model Management in New York, New York. She was been in the modeling industry for the past five years represented by various modeling agencies in New York, Miami, Paris, Los Angeles and Chicago. Ms. Brock has been heavily in contact with many artists through her experience in the fashion industry. In addition, since 1996, Ms. Brock has been represented by a commercial television agency in New York and has appeared in lead roles in several national television commercials. She is currently a member of the Screen Actors Guild. In addition, Ms. Brock was President and founder of WealthHound.com, Inc. a publicly traded company listed on the OTC Electronic Bulletin Board. She was also founder and President of Quentin Road Productions, Inc., a publicly traded company listed on the OTC Electronic
Bulletin Board.   She attended Penn State University from
1995-1996.
<P>
Michelle Brock, has served as our Vice President and Director since May 30, 2000. Ms. Brock has been employed in public relations and sales for Norma Kamali, Inc. since May 1999. Her responsibilities include the generating of editorial press of United States and foreign fashion magazines as well as sales to industry insiders and Internet clients. From May 1998 to May 1999, Ms. Brock was employed as an analyst assistant with Odyssey Investments Partners, LLC where she conducted financial and market research in the Internet technology, aerospace, telecommunications and transportation industries. She was also Vice President of Quentin Road Productions, Inc., a publicly traded company listed on the OTC Electronic Bulletin Board. Ms. Brock graduated in May 1998, from Penn State University with a degree in Music Theory and Violin Performance.
<P>
The Company intends to expand its Board of Directors, and to seek to recruit and retain a Chief Financial Officer, upon completion of this offering. Current efforts are underway to recruit additional members of management, as well.
<P>
All officers and directors listed above will remain in office until the next annual meeting of our stockholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of Directors. We have not compensated our Directors for service on our Board of Directors, any committee thereof, or reimbursed for expenses incurred for attendance at meetings of our Board of Directors and/or any committee of our Board of Directors. Officers are appointed annually by our Board of Directors and each Executive Officer serves at the discretion of our Board of Directors. We do not have any standing committees. Our Board of Directors may in the future determine to pay Directors' fees and reimburse Directors for expenses related to their activities.
<P>
None of our Officers and/or Directors have filed any bankruptcy petition, been convicted of or been the subject of any criminal proceedings or the subject of any order, judgment or decree involving the violation of any state or federal securities laws within the past five (5) years.
<P>
Item 6. Executive Compensation.
-------------------------------

Name                  Position         Year    Salary    Bonus    Other Stock  Options
---------------------------------------------------------------------------------------
Rebecca J. Brock      Pres/Secy/Tres   2000     $00         0     655,000          0
<P>
Michelle Brock        VP/Director      2000     $00         0      50,000          0

<P>
Item 7. Certain Relationships and Related Transactions.
-------------------------------------------------------
<P>
We currently sublease office space in a building located at 701 Brickell Avenue, Suite 3120, Miami, Florida. The facility is leased pursuant to a month to month lease. The primary tenant is The Farkas Group, Inc. The Farkas Group, Inc. subleases the facility to Atlas Equity Group, Inc., an entity which is wholly owned by Michael Farkas an affiliated individual. Atlas Equity Group, Inc. subleases the facility to us. The landlord is not affiliated with us. We do not pay rent for the use of the premises but as of July 31, 2000 we have been paying an office expense reimbursement of $2,000 per month.
<P>
We have not and do not intend to enter into any additional transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with our beneficial owners. We are not a subsidiary of any parent company. Since inception, we have not entered into any transactions with promoters other than our officers and directors Rebecca J. Brock and Michelle Brock, who each received 655,000 and 50,000 respectively, of our shares of common stock.
<P>
Our management is involved in other business activities and may, in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between our business and their other business interests. We have not and do not intend in the future to formulate a policy for the resolution of such conflicts.
<P>
Item 8. Legal Proceedings.
--------------------------
<P>
We are not a party to any pending legal proceeding, and we are not aware of any contemplated legal proceeding by a governmental authority involving us.
<P>
Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.
----------------------------------------------------------
<P>
There is no established public trading market for our securities. After this document is declared effective by the Securities and Exchange Commission, we currently intend to seek a listing on the OTC Electronic Bulletin Board in the United States. Our shares are not and have not been listed or quoted on any exchange or quotation system.
<P>
At September 30, 2000, there were 4,600,000 shares of our common stock issued and outstanding. We have never paid dividends on our shares. We currently intend to retain earnings for use in our business and do not anticipate paying any dividends in the foreseeable future.
<P>
As of the date of this registration, we had forty-three (43) holders of record of our common stock. We currently have one class of common stock outstanding.
<P>
Certain securities herein are restricted securities as defined under Rule 144 of the Securities Act of 1933 and may only be sold under Rule 144 or otherwise under an effective registration statement or an exemption from registration, if available. Rule 144 generally provides that a person who has satisfied a one year holding period for the restricted securities and is not an affiliate of us may sell such securities subject to the Rule 144 provisions. Under Rule 144, directors, executive officers, and persons or entities they control or who control them may sell shares that have satisfied the one year holding period for the restricted securities in an amount limited to, in any three-month period, the greater of 1% of our outstanding shares of common stock or the average of the weekly trading volume in our common stock during the four calendar weeks preceding a sale. All sales under Rule 144 must also be made without violating the manner-of-sale provisions, notice requirements, and the availability of public information about us. A sale of shares by such security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop.
<P>
Penny Stock Considerations.
<P>
Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.
<P>
These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules, and our shareholders will, in all likelihood, find it difficult to sell their securities.
<P>
No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed will be sustained. A shareholder, in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person in regard to the development of a trading market in any of our securities.
<P>
Item 10. Recent Sales of Unregistered Securities.
-------------------------------------------------
<P>
The following sets forth information relating to all of our previous sales of securities which were not registered under the Securities Act of 1933.
<P>
Hipstyle.com, Inc. was incorporated in the State of Florida on June 22, 1999 as a wholly owned subsidiary of Quentin Road Productions, Inc. and 2,000 shares were issued to Quentin Road Productions, Inc. in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the "Act"). On January 15, 2000, the Shareholder and Directors of Hipstyle authorized a 2,000 for 1 stock split increasing the amount of outstanding shares owned by Quentin Road Productions, Inc., the sole shareholder, to 4,000,000 shares. On March 1, 2000, a majority of the shareholders and the Directors authorized a distribution of the Hipstyle shares owned by Quentin Road Productions, Inc. to the Quentin Road Productions, Inc. shareholders in an unregistered spin off at a rate of 1.31 Hipstyle shares for each share of Quentin Road Productions, Inc. owned. After such spin off, the Company had 4,000,000 shares outstanding to 25 shareholders.
<P>
In September, 2000, we completed a Regulation D, Rule 504 Offering in which we issued a total of 550,000 shares of our common stock to 22 shareholders for an aggregate offering price of $110,000. The Common Stock issued in the Company's Regulation D, Rule 504 offering was issued in a transaction not involving a public offering in reliance upon an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Rule 504 of Regulation D promulgated thereunder. In accordance with
Section 230.504 (b)(1) of the Securities Act of 1933, these shares were designated as unrestricted since they qualified for exemption under Section 230.504 since such transactions satisfy the terms and conditions of Sections 230.501 and
230.502 (a) of the Securities Act of 1933 since such offering was registered in the State of New York, without violation of any Federal or state securities law or regulation.
<P>
On May 20, 2000, we issued a total of 50,000 shares of our common stock to Michelle Brock as compensation for services
rendered.   Ms. Brock is a sophisticated purchaser and had a
pre-existing relationship with members of the Company's management. Accordingly, the issuance of shares was exempt from the registration requirements of the Act pursuant to
Section 4(2) of the Act.
<P>
We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.
<P>
Item 11. Description of Registrant's Securities to be
         Registered.
<P>
Qualification.
<P>
The following statements constitute brief summaries of our Articles of Incorporation and Bylaws, as amended. Such summaries are qualified in their entirety by reference to the full text of our Articles of Incorporation and Bylaws.
<P>
Common Stock.
<P>
Our Articles of Incorporation authorize us to issue up to 100,000,000 Common Shares, $0.0001 par value per common share. As of September 30, 2000, there were 4,600,000 shares of our common stock outstanding.
<P>
Liquidation Rights.
<P>
Upon our liquidation or dissolution, each outstanding Common Share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.
<P>
Dividend Rights.
<P>
We do not have limitations or restrictions upon the rights of our Board of Directors to declare dividends, and we may pay dividends on our shares of stock in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Florida Statutes. We have not paid dividends to date, and we do not anticipate that we will pay any dividends in the foreseeable future.
<P>
Voting Rights.
<P>
Holders of our Common Shares are entitled to cast one vote for each share held of record at all shareholders meetings for all purposes.
<P>
Other Rights.
<P>
Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.
There are no other material rights of the common or preferred shareholders not included herein. There is no provision in our charter or by-laws that would delay, defer or prevent a change in control of us. We have not issued debt securities.
<P>
Item 12. Indemnification of Directors and Officers.
---------------------------------------------------
<P>
Our Articles of Incorporation provide that, to the fullest extent permitted by law, none of our directors or officers shall be personally liable to us or our shareholders for damages for breach of any duty owed to us or our shareholders. In addition, we shall have the power, by our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify the officers and directors of ours against any contingency or peril as may be determined to be in our best interest and in conjunction therewith, to procure, at our expense, policies of insurance.
<P>
At this time, no statute or provision of the by-laws, any contract or other arrangement provides for insurance or indemnification of any of our controlling persons, directors or officers which would affect his or her liability in that capacity.
<P>
Item 13. Financial Statements and Supplementary Data
----------------------------------------------------
<P>
For the information required by this Item, refer to the Index to Financial Statements appearing on page F-1 of the registration statement.
<P>
Item 14. Changes in and Disagreements with Accountants.
--------------------------------------------------------
<P>
During the two most recent fiscal years and the subsequent interim period, we have had no disagreement, resignation or dismissal of the principal independent accountant for the Company. Our accountant at this time is John Abitante, CPA of Berenfeld, Spritzer, Shechter & Sheer.
<P>
Item 15. Financial Statements and Exhibits.
-------------------------------------------
<P>
For the information required by this Item, refer to the Index to Financial Statements appearing on page F-1 of the registration statement.
<P>
                        SIGNATURES
<P>
In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
<P>
                        /S/REBECCA J. BROCK
                        --------------------------------
                       By: REBECCA J. BROCK
                       Title: President, Secretary and
                              Treasurer
<P>
Date: October 17, 2000
<P>
<P>
                      HIPSTYLE.COM, INC.
<P>
                 (A DEVELOPMENT STAGE COMPANY)
<P>
                     FINANCIAL STATEMENTS
<P>
                        JUNE 30, 2000
<P>
                      HIPSTYLE.COM, INC.
<P>
                      TABLE OF CONTENTS
                      ------------------
<P>

INDEPENDENT AUDITOR'S REPORT                                      1
<P>
BALANCE SHEET                                                     2
<P>
STATEMENTS OF OPERATIONS                                          3
<P>
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY                     4-5
<P>
STATEMENTS OF CASH FLOWS                                          6-7
<P>
NOTES TO FINANCIAL STATEMENTS                                     8-12
<P>

                INDEPENDENT AUDITORS' REPORT
<P>
To the Stockholders and Board of Directors
Hipstyle.com, Inc.
(A Development Stage Company)
Miami, Florida
<P>
We have audited the accompanying balance sheet of Hipstyle.com, Inc. (a development stage company) as of June 30, 2000 and 1999 and the related statements of operations, and cash flows for the year ended June 30, 2000 and for the period from June 22, 1999 (inception) to June 30, 1999 and the cumulative period June 22, 1999 (inception) to June 30, 2000 and changes in stockholder's equity for the cumulative period June 22, 1999 (inception) to June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
<P>
We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hipstyle.com, Inc. as of June 30, 2000 and 1999, and the results of its operations and its cash flows for the years ended June 30, 2000 and for the period from June 22, 1999 (inception) to June 30, 1999 and the cumulative period June 22, 1999 (inception) to June 30, 2000, in conformity with generally accepted accounting principles.
<P>
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company. The realization of a major portion of its assets is dependent upon its ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.
<P>
Berenfeld, Spritzer, Shechter and Sheer
Miami, Florida
September 5, 2000
<P>

                              HIPSTYLE.COM, INC.
<P>
                        (A DEVELOPMENT STAGE COMPANY)
<P>
                                BALANCE SHEET
<P>
                                    ASSETS
                                               June 30, 2000      June 30, 1999
                                               --------------------------------
CURRENT ASSETS:
<P>
Cash                                            $     55               $0
Stock subscriptions receivable                   110,000                0
                                               --------------------------------
          Total current assets                   110,055                0
<P>
TOTAL ASSETS                                    $110,055               $0
<P>
                       LIABILITIES AND STOCKHOLDERS' EQUITY
<P>
CURRENT LIABILITIES:
<P>
Accounts Payable                                 $54,697               $0
Shareholder loans                                  2,488                0
Accrued professional fees                         15,952                0
                                               --------------------------------
          Total Current Liabilities               73,137                0
<P>
STOCKHOLDERS' EQUITY:
<P>
Common stock, $.0001 par value,
 100,000,000 shares authorized,
 4,600,000 and 2,000 shares
 issued and outstanding respectively                 460                0
<P>
Additional paid-in capital                       114,740              200
Deficit accumulated during the
 the development stage                           (78,282)            (200)
                                           --------------------------------
Total Stockholders' Equity                        36,918                0
                                           --------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $110,055               $0
                                           ================================
<P>
The accompanying notes are an integral part of these financial statements.
<P>


                                 HIPSTYLE.COM, INC.
<P>
                           (A DEVELOPMENT STAGE COMPANY)
<P>
                              STATEMENTS OF OPERATIONS
<P>
                                                  FOR THE PERIOD          FOR THE PERIOD
                                 FOR THE          JUNE 22, 1999           JUNE 22, 1999
                                 YEAR ENDED       (INCEPTION) TO          (INCEPTION) TO
                                 JUNE 30, 2000    JUNE 30, 1999           JUNE 30, 2000
                                 -------------------------------------------------------
DEVELOPMENT STAGE REVENUES          $        0    $           0           $           0
<P>
DEVELOPMENT STAGE EXPENSES:
<P>
Accounting                              13,000                0                  13,000
Bank charges                               145                0                     145
Consulting fees                          5,000              200                   5,200
Dues and subscriptions                     238                0                     238
Licenses and taxes                         925                0                     925
Professional fees                        4,482                0                   4,482
Research and development                54,292                0                  54,292
                                 --------------------------------------------------------
Total Development Stage Expenses        78,082              200                  78,282
<P>
DEFICIT ACCUMULATED DURING
     THE DEVELOPMENT STAGE            $(78,082)           $(200)               $(78,282)
                                 ========================================================
<P>
LOSS PER SHARE:
<P>
     Basic                             $0.0567          $0.1000                 $0.0581
<P>
     Diluted                             N/A               N/A                     N/A
                                  =======================================================
Weighted-average of common
     shares outstanding              1,376,503            2,000               1,347,059
                                  =======================================================
<P>
The accompanying notes are an integral part of these financial statements.
<P>


                          HIPSTYLE.COM, INC.
              COMPUTATION OF WEIGHTED AVERAGE NUMBER OF SHARES
        FOR THE PERIOD JUNE 22, 1999 (INCEPTION) THROUGH JUNE 30, 1999
                         INCREASE                       DAYS                 SHARE
DATE                     DECREASE       OUTSTANDING     OUTSTANDING          DAYS
----------------------------------------------------------------------------------
June 22, 1999                              2,000              8             16,000
<P>
June 30, 1999                   0          2,000              0                  0
                                                        ---------------------------
June 30, 1999                                                 8             16,000
                                                        ===========================
<P>
WEIGHTED SHARES           2,000

                              HIPSTYLE.COM, INC.
                COMPUTATION OF WEIGHTED AVERAGE NUMBER OF SHARES
             FOR THE YEAR ENDED JUNE 30, 1999 THROUGH JUNE 30, 2000
                         INCREASE                       DAYS                 SHARE
DATE                     DECREASE       OUTSTANDING     OUTSTANDING          DAYS
----------------------------------------------------------------------------------
June 30, 1999                                  0             245                 0
<P>
March 1, 2000          4,050,000          4,050,000           96       388,800,000
<P>
June 5, 2000             550,000          4,600,000           25       115,000,000
<P>
June 30, 2000                  0          4,600,000            0                 0
                                                       ----------------------------
June 30, 2000                                                366       503,800,000
                                                       ============================
<P>
WEIGHTED SHARES           1,376,503

                            HIPSTYLE.COM, INC.
                COMPUTATION OF WEIGHTED AVERAGE NUMBER OF SHARES
         FOR THE PERIOD JUNE 22, 1999 (INCEPTION) THROUGH JUNE 30, 2000
                         INCREASE                       DAYS                 SHARE
DATE                     DECREASE       OUTSTANDING     OUTSTANDING          DAYS
----------------------------------------------------------------------------------
June 22, 1999                                                  8                 0
<P>
June 30, 1999                  0                 0           245                 0
<P>
March 1, 2000          4,050,000         4,050,000            96       388,800,000
<P>
June 5, 2000             550,000         4,600,000            25       115,000,000
<P>
June 30, 2000                  0         4,600,000             0                 0
                                                        ---------------------------
June 30, 2000                                                374       503,800,000
<P>
WEIGHTED SHARES           1,347,059
<P>


                               HIPSTYLE.COM, INC.
<P>
                         (A DEVELOPMENT STAGE COMPANY)
<P>
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
<P>
           FOR THE PERIOD JUNE 22, 1999 (INCEPTION) TO JUNE 30, 2000
                                                               DEFICIT
                                                               ACCUMULATED
                                           ADDITIONAL          DURING THE
                        COMMON STOCK       PAID-IN             DEVELOPMENT
                     SHARES        AMOUNT  CAPITAL             STAGE          TOTAL
                     -------------------------------------------------------------------
Balance, June 22, 1999
(inception)                     0  $     0  $        0          $        0    $        0
<P>
Restricted common stock
 issued to founder
 for consulting services    2,000        0         200                   0           200
<P>
Deficit accumulated during the
 development stage for the
 period June 22, 1999 (inception)
 to June 30, 1999               0        0           0                (200)         (200)
                      -------------------------------------------------------------------
Balance June 30, 1999       2,000  $     0   $     200           $    (200)    $       0
                      -------------------------------------------------------------------
<P>
The accompanying notes are an integral part of these financial statements.
<P>
                                                4


HIPSTYLE.COM, INC.
<P>
                         (A DEVELOPMENT STAGE COMPANY)
<P>
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
<P>
           FOR THE PERIOD JUNE 22, 1999 (INCEPTION) TO JUNE 30, 2000
<P>
                                  CONTINUED
<P>
                                                               DEFICIT
                                                               ACCUMULATED
                                           ADDITIONAL          DURING THE
                        COMMON STOCK       PAID-IN             DEVELOPMENT
                     SHARES        AMOUNT  CAPITAL             STAGE          TOTAL
                     -------------------------------------------------------------------
Forward Split
 2,000 to 1           4,000,000    $   400  $      (200)       $       0      $      0
<P>
Restricted common stock
 issued to related party
 for consulting
 services                50,000          5        4,995                0         5,000
<P>
Common stock issued
 to third parties       550,000         55      109,945                0       110,000
<P>
Deficit accumulated during the
 development stage for the year
 ended June 30, 2000          0          0            0          (78,082)      (78,082)
                      ------------------------------------------------------------------
Balance,
 June 30, 2000        4,600,000     $  460  $   114,740        $ (78,082)     $ 36,918
                      ==================================================================
<P>
The accompanying notes are an integral part of these financial statements.
<P>
                                               5


                               HIPSTYLE.COM, INC.
<P>
                         (A DEVELOPMENT STAGE COMPANY)
<P>
                           STATEMENTS OF CASH FLOWS
                                                  FOR THE PERIOD          FOR THE PERIOD
                                 FOR THE          JUNE 22, 1999           JUNE 22, 1999
                                 YEAR ENDED       (INCEPTION) TO          (INCEPTION) TO
                                 JUNE 30, 2000    JUNE 30, 1999           JUNE 30, 2000
                               ----------------------------------------------------------
OPERATING ACTIVITIES:
<P>
Deficit accumulated during the
 development stage                  $(78,082)          $(200)              $(78,282)
<P>
Adjustments to reconcile net loss
 to net cash used by operations:
<P>
Restricted common stock issued
 for consulting fees                   5,000             200                  5,200
Increase in accrued expenses          15,952               0                 15,952
Increase in accounts payable          54,697               0                 54,697
                               ----------------------------------------------------------
   Net Cash Used by
    Operating Activities              (2,433)              0                 (2,433)
                               ----------------------------------------------------------
FINANCING ACTIVITIES:
<P>
Loans from shareholders                2,488               0                  2,488
                               ----------------------------------------------------------
Net Cash Provided by
 Financing Activities                  2,488               0                  2,488
                               ----------------------------------------------------------
<P>
NET INCREASE IN CASH                      55               0                     55
<P>
CASH, BEGINNING OF PERIOD                  0               0                      0
                                ---------------------------------------------------------
CASH, END OF PERIOD                      $55              $0                    $55
                                =========================================================
<P>
The accompanying notes are an integral part of these financial statements.
<P>
                                         6

                    HIPSTYLE.COM, INC.
               (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF CASH FLOWS
 FOR THE PERIOD JUNE 22, 1999 (INCEPTION) TO JUNE 30, 2000
<P>
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
<P>
     During the years ended June 30, 2000 and 1999, and for the cumulative period June 22, 1999 (inception) to June 30, 2000, the Company did not pay any interest.
<P>
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
ACTIVITIES
<P>
     The Company entered into the following non-cash
transactions:
<P>
     On June 22, 1999 (inception) the Company issued 2,000 restricted shares of common stock in consideration for consulting services provided by the founder of the Company.
<P>
This transaction was valued at $200.
<P>
     On May 30, 2000 the Company issued 50,000 restricted shares of the Company's common stock in exchange for consulting services to the Vice President of the Company.
<P>
This transaction was valued at $5,000.
<P>
The accompanying notes are an integral part of these
financial statements.
<P>
                             7
<P>
                     HIPSTYLE.COM, INC.
<P>
               (A DEVELOPMENT STAGE COMPANY)
<P>
               NOTES TO FINANCIAL STATEMENTS
<P>
                      JUNE 30, 2000
<P>
NOTE 1 -     NATURE OF ORGANIZATION AND SUMMARY OF
             SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------
<P>
ORGANIZATION
<P>
Hipstyle.com, Inc. ("the Company") was incorporated on June 22, 1999 under the laws of the State of Florida and is licensed to do business in the state of New York. The Company is in the process of designing a website dedicated to bringing together designers of high fashion and beauty products with a targeted client base. The Company's goal is to provide links to established e-commerce and catalog retail sites featuring designer apparel and accessories, as well as fashion related services and content to its viewers. Some of these include: a search engine, fashion news, chat and e-mail response, research tools, video runways and interviews, sale and special event postings, major fashion magazine archives, and vintage resources. Revenue will be generated primarily though charging a click through rate for each link, revenue sharing on purchases made at partner e-commerce sites, advertising sales and auction commissions.
<P>
To accomplish its goal as a fashion infomediary over time, viewers will be offered an exclusive membership in the Company that will give them special access and privileges. In return viewers will be asked to fill out some personal information that will be aggregated into a database and used to attract future partners and advertisers.
<P>
The Company was a wholly owned subsidiary of
Intellilabs.com, Inc. ("Intellilabs"), formerly known as Quentin Road productions, Inc., a publicly trade company listed on the OTC Electronic Bulletin Board (OTCBB:QRPI) from inception until March 1, 2000. It was spun-off by Intellilabs on March 1, 2000. Upon such spin-off, shareholders of Intellilabs received 1.31 shares of the Company for each share of Intellilabs owned as of March 1, 2000. Its principal office is located at 701 Brickell Avenue, Suite 3120, Miami, FL 33131.
<P>
CASH AND CASH EQUIVALENTS
<P>
For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
<P>
INCOME TAXES
<P>
The Company utilizes Statement on Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in
<P>
                    HIPSTYLE.COM, INC.
<P>
             (A DEVELOPMENT STAGE COMPANY)
<P>
              NOTES TO FINANCIAL STATEMENTS
<P>
                     JUNE 30, 2000
<P>
NOTE 1 -     NATURE OF ORGANIZATION AND SUMMARY OF
             SIGNIFICANT ACCOUNTING POLICIES (CONT'D)
-------------------------------------------------------
<P>
which the differences are expected to affect taxable income. Valuation allowances are established where necessary to reduce deferred tax assets to amounts expected to be realized. The accompanying financial statements have no provisions for deferred tax assets or liabilities because the deferred tax allowance offsets deferred tax assets in their entirety.
<P>
NET LOSS PER SHARE
<P>
The Company has adopted SFAS No. 128 "Earnings Per Share". Basic loss per share is computed by dividing the loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed in a manner similar to the basic loss per share, except that the weighted-average number of shares outstanding is increased to include all common shares, including those with the potential to be issued by virtue of warrants, options, convertible debt and other such convertible instruments. Diluted earnings per share contemplates a complete conversion to common shares of all convertible instruments, only if they are dilutive in nature
with regards to earnings per share.   Since the Company has
incurred net losses for all periods, basic loss per share and diluted loss per share are the same.
<P>
USE OF ESTIMATES
<P>
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.
<P>
NOTE 2 -     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
------------------------------------------------------
<P>
In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income". This statement requires companies to classify items of other comprehensive income by their nature in financial statements and to display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for financial statements issued for fiscal years beginning after December 15, 1997. Management believes that SFAS No. 130 has no material effect on the Company's financial statements.
<P>
                   HIPSTYLE.COM, INC.
<P>
             (A DEVELOPMENT STAGE COMPANY)
<P>
             NOTES TO FINANCIAL STATEMENTS
<P>
                     JUNE 30, 2000
<P>
NOTE 2 -     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
            (CONT'D)
--------------------------------------------------------
<P>
In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income". This statement requires companies to classify items of other comprehensive income by their nature in financial statements and to display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for financial statements issued for fiscal years beginning after December 15, 1997. Management believes that SFAS No. 130 has no material effect on the Company's financial statements.
<P>
In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information". This statement establishes additional standards for segment reporting in financial statements and is effective for financial statements issued for fiscal years beginning after December 15, 1997. Management believes that SFAS No. 131 does not have a material effect on the Company's financial statements.
<P>
In April 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5, "Reporting for Costs of Start-Up Activities", ("SOP 98-5"). The Company is required to expense all start-up costs related to new operations as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP 98-5 is adopted. The Company's adoption did not have a material impact on the Company's financial position or results of operations.
<P>
SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", is effective for financial statements issued for fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Management does not believe that SFAS No. 133 will have a material effect on its financial position or results of operations.
<P>
SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by Mortgage Banking Enterprises", is effective for financial statements issued in the first fiscal quarter beginning after December 15, 1998. This statement is not applicable to the Company.
<P>
SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections", is effective for financial statements issued for fiscal years beginning in February 1999. This statement is not applicable to the Company.
<P>
NOTE 3 -     DEVELOPMENT STAGE OPERATIONS AND GOING CONCERN
             MATTERS
-----------------------------------------------------------
<P>
The Company's initial activities have been devoted to developing a business plan, negotiating contracts and raising capital for future operations and administrative functions.
<P>
                       HIPSTYLE.COM, INC.
<P>
                (A DEVELOPMENT STAGE COMPANY)
<P>
                NOTES TO FINANCIAL STATEMENTS
<P>
                        JUNE 30, 2000
<P>
NOTE 3 -     DEVELOPMENT STAGE OPERATIONS AND GOING CONCERN
             MATTERS (CONT'D)
<P>
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, development stage losses from June 22, 1999 (inception) to June 30, 2000, were $78,282. The Company's cash flow requirements have been met by contributions of capital and accounts payable. The possibility exists that these sources of financing will not continue to be available. If the Company is unable to generate profits, or unable to obtain additional funds for its working capital needs, it may have to cease operations.
<P>
The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to retain additional paid-in capital and to ultimately attain profitability.
<P>
NOTE 4 -     DEFERRED INCOME TAXES
----------------------------------
<P>
The Company has a carry-forward loss for income tax purposes of $78,282 that may be offset against future taxable income. The carry-forward loss expires at various times through the year 2019. Due to the uncertainty regarding the success of future operations, management has valued the deferred tax asset allowance at 100% of the related deferred tax asset. The deferred tax assets and valuation allowances as of June 30, 2000, consists of the following:
<P>

                                        2000              1999
                                        -----------------------
Deferred tax assets arising           $  14,100          $  36
<P>
Less valuation allowance                (14,100)           (36)
<P>
Net Deferred Tax Asset                $       0          $   0
                                      ===================================

<P>
NOTE 5 -     STOCKHOLDERS' EQUITY
----------------------------------
<P>
The Company issued 2,000 common shares upon incorporation to Intellilabs in exchange for consulting services valued at $200. This investor is deemed to be a founder and affiliate of the Company.
<P>
                      HIPSTYLE.COM, INC.
<P>
                (A DEVELOPMENT STAGE COMPANY)
<P>
               NOTES TO FINANCIAL STATEMENTS
<P>
                       JUNE 30, 2000
<P>
NOTE 5 -     STOCKHOLDERS' EQUITY (CONT'D)
-----------------------------------------
<P>
On January 4, 2000, the Board of Directors amended the Articles of Incorporation. The number of authorized shares of common stock was increased to 100,000,000. The par value was changed to $0.0001 per share of common stock. The financial statements have been retroactively adjusted to reflect the effect of this change.
<P>
On January 15, 2000, the Board of Directors authorized a 2,000 to 1 forward split of the Company's common stock, par value $0.0001. Subsequent to the split there were 4,000,000 issued and outstanding.
<P>
On March 1, 2000, the Company entered into an agreement and plan of distribution ("spin-off") with Intellilabs. Upon spin-off, the shareholders of Intellilabs received 1.31 shares of the Company's common stock for each share of Intellilabs owned as of March 1, 2000, totaling 4,000,000 common shares.
<P>
On May 30, 2000, the Board of Directors authorized the issuance of 50,000 restricted shares of the Company's common stock in exchange for consulting services rendered by the Vice President. This transaction was valued at $5,000.
<P>
In June 2000 the Company entered into a private offering of securities pursuant to Regulation D, Rule 504, promulgated under the Securities Act of 1933. Common shares were offered to non-accredited investors for cash consideration of $0.20 per share. 550,000 shares were issued to 22 unaffiliated shareholders. The offering is now closed.
<P>
NOTE 6 -      RELATED PARTY TRANSACTIONS
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<P>
The Company issued 2,000 common shares upon incorporation to Intellilabs, the parent company, in exchange for consulting services valued at $200. These shares were subsequently distributed to the shareholders of Intellilabs. Pursuant to an agreement and plan of distribution (see note 1 and 5).
<P>
On May 30, 2000 the Company issued 50,000 restricted shares of the Company's common stock in exchange for consulting services to the Michelle Brock, a related party, and Vice President of the Company. This transaction was valued at $5,000.
<P>
Rebecca J. Brock, an officer, director, and related party loaned the Company $488 which covered the cost of the license fees to the State of New York and the reservation costs associated with reserving the desired internet address. No interest is being charged on this loan.
<P>
NOTE 7 -      SUBSEQUENT EVENTS
--------------------------------
<P>
In July 2000, the Company agreed to reimburse Atlas Equity Group, Inc., a related party, $2,000 per month (on a month-to-month basis) for operating and administrative expenses.
<P>
INDEX TO EXHIBITS
<P>
Exhibit 3(i)         Articles of Incorporation
<P>
Exhibit 3(ii)        By-laws
<P>
Exhibit 27           Financial Data Schedule
<P>